CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Notes	$1,000,000,000	$71,300

PROSPECTUS Dated January 23, 2009	Pricing Supplement Number: 4973 Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT Dated January 23, 2009	Dated June 21, 2010 Registration Statement: No. 333-156929

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Senior Unsecured Fixed Rate Notes)

Investing in these notes involves risks. See "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission.
Issuer:	General Electric Capital Corporation
Ratings:	Aa2 (stable) / AA+ (stable)*
Trade Date:	June 21, 2010
Settlement Date (Original Issue Date):	June 28, 2010
Maturity Date:	June 29, 2015
Principal Amount:	US $1,000,000,000
Price to Public (Issue Price):	99.859%
Agents Commission:	0.325%
All-in Price:	99.534%
Net Proceeds to Issuer:	US $995,340,000
Treasury Benchmark:	2.125% due May 31, 2015
Treasury Yield:	2.031%
Spread to Treasury Benchmark:	Plus 1.50%
Reoffer Yield:	3.531%
Interest Rate Per Annum:	3.500%
Interest Payment Dates:	Semi-annually on the 29th day of each June and December, commencing December 29, 2010 (long first coupon) and ending on the Maturity Date
Day Count Convention:	30/360

*The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

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Filed Pursuant to Rule 424 (b)(3)
Dated June 21, 2010
Registration Statement No. 333-156929

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Call Notice Period:	None
Put Dates (if any):	None
Put Notice Period:	None
CUSIP:	36962G4L5
ISIN:	US36962G4L57
Common Code:	052094984

Plan of Distribution:

The Notes are being purchased by the underwriters listed below (collectively, the "Underwriters"), as principal, at 99.859% of the aggregate principal amount less an underwriting discount equal to 0.325% of the principal amount of the Notes.

Institution Lead Managers:	Commitment
Banc of America Securities LLC	$237,500,000
Barclays Capital Inc.	$237,500,000
Deutsche Bank Securities Inc.	$237,500,000
Morgan Stanley & Co. Incorporated	$237,500,000
Co-Managers:
Aladdin Capital LLC	$10,000,000
Blaylock Robert Van, LLC	$10,000,000
CastleOak Securities, L.P.	$10,000,000
Samuel Ramirez & Co., Inc.	$10,000,000
The Williams Capital Group, L.P.	$10,000,000

Total	$1,000,000,000

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

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Filed Pursuant to Rule 424 (b)(3)
Dated June 21, 2010
Registration Statement No. 333-156929

Additional Information

General

At the quarter ended March 31, 2010, we had outstanding indebtedness totaling $426.600 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year, and excluding bank deposits and non-recourse borrowings of consolidated securitization entities. The total amount of outstanding indebtedness at March 31, 2010, excluding subordinated notes and debentures payable after one year, was equal to $417.022 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,					Three Months Ended
2005	2006	2007	2008	2009	March 31, 2010
1.66	1.63	1.56	1.24	0.85	0.98

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

As set forth above, GE Capitals ratio of earnings to fixed charges increased to 0.98:1 in the first three months of 2010 due to higher pre-tax earnings at GECC, which were primarily driven by lower losses and delinquencies. As of March 31, 2010, the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges was $91 million.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.